82-3708

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

January 9, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

By Air Mail

Dear Sirs,

Sub :- Quarterly shareholding pattern

We send herewith Quarterly shareholding pattern for the quarter ended on 31st December, 2003 for your information and records.

Thanking you,

Yours faithfully,

Company Secretary

Encl.: As above.

Distribution of shareholding as on quarter ended on 31.12.2003

	Category	No. of shares held	Percentage of share holding
A	**PROMOTER'S HOLDING**		
1	Promoters		
	- Indian Promoters	6334297	3.24%
	Aura Securities Private Limited	53488886	27.38%
	AML Employees Welfare Trust	10027624	5.13%
	Agrimore Limited	4536076	2.32%
	- Foreign Promoters		
2	Persons acting in concert (Other than persons who are promoters)		
	Sub - Total	**74386883**	**38.07%**
B	**NON PROMOTERS HOLDING**		
3	**Institutional Investors**		
a.	Mutual Funds	1386666	0.71%
	Unit Trust of India	1277390	0.65%
		2664056	1.36%
b.	L I C of India	5885359	3.01%
	International Finance Corporation	2471874	1.27%
	Other Banks, Financial Institutions, Insurance Companies (Central/State Govt.Institutions/ Non Govt. Institutions)	6111733	3.13%
		14468966	7.41%
c.	Oppenheimer Funds Inc..oppenheimer	6000000	3.07%
	International Small Company Fund		
	Goldman Sachs Invts.(Mauritius) I Ltd.	4331067	2.22%
	T Rowe Price International Inc A/C	3942000	2.02%
	T Rowe Price New Asia Fund		
	T Rowe Price International Inc A/C	2765165	1.42%
	T Rowe Price International Inc.Emerging		
	Markets Equity Trust		
	Other Foreign institutional investors	18477129	9.46%
		35515361	18.18%
	Sub - Total	**52648383**	**26.95%**
4	**Others**		
a.	Private Corporate Bodies	12379848	6.34%
	ICICI Trusteeship Services Ltd.	4676489	2.39%
		17056337	8.73%
b.	Indian Public	47820241	24.48%
c.	NRIs/OCBs	1121800	0.57%
d.	GDR	2227970	1.14%
e.	Foreign Bank	116827	0.06%
	Sub - Total	**68343175**	**34.98%**
	GRAND TOTAL	**195378441**	**100.00%**

THE ARVIND MILLS LTD. NARODA ROAD, AHMEDABAD-25

Note:1 Name, Number of shares held and percentage shareholding of entities persons holding more than 1 percent of the shares of the company be given under each head.

Sr.No.	Name	No. of shares held	%
1	Aura Securities Private Limited	53488886	27.38%
2	AML Employees Welfare Trust	10027624	5.13%
3	Oppenheimer Funds Inc..oppenheimer International Small Company Fund	6000000	3.07%
4	Life Insurance Corporation of India	5885359	3.01%
5	ICICI Trusteeship Services Ltd.	4676489	2.39%
6	Agrimore Limited	4536076	2.32%
7	Goldman Sachs Invts.(Mauritius) I Ltd.	4331067	2.22%
8	T Rowe Price International Inc A/C T Rowe Price New Asia Fund	3942000	2.02%
9	T Rowe Price International Inc A/C T Rowe Price International Inc.Emerging Markets Equity Trust	2765165	1.42%
10	International Finance Corporation	2471874	1.27%
11	GDRs	2227970	1.14%
Note 2 :	Total foreign shareholding as on 31.12.2003	41453832	21.22%

For The Arvind Mills Ltd.

Company Secretary